[redacted]

14046169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

Na 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESPAIN FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 WEST MAIN STREET
(No. and Street)

COLLINSVILLE (City) IL (State) 62234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DON DESPAIN 618.344.1809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCCOY & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

15 EMERALD TERRACE (Address) SWANSEA (City) IL (State) 62226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9D 3/20/14

OATH OR AFFIRMATION

I, DONALD H. DESPAIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DESPAIN FINANCIAL CORPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H. DeSpain
Signature

Pres.
Title

Brittany L. Rossy - 2/18/14
Notary Public

OFFICIAL SEAL
BRITTANY L ROSSY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/04/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

404

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2013

With Report of Independent Auditors

McCoy & Associates, LLC

Certified Public Accountants & Consultants

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2013
With Report of Independent Auditors

DESPAIN FINANCIAL CORPORATION

Financial Statements and Supplementary Information

Year ended December 31, 2013

CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
15 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
DESPAIN FINANCIAL CORPORATION

Report on Financial Statements

We have audited the accompanying statement of financial condition of DESPAIN FINANCIAL CORPORATION (the Company) as of December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluation the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DESPAIN FINANCIAL CORPORATION as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records, used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulroy & Associates, LLC

February 21, 2014

DESPAIN FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	89,159
Commissions receivable		34,081
Cash surrender value of life insurance		17,147
Securities owned, at fair value		62,630
Deferred income taxes		700
	$	203,717

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued commissions payable	$	10,166
Income taxes payable		2,957
		13,123
Stockholder's Equity:		
Common stock, $1 par value, authorized 1,000 shares, 100 shares issued and outstanding		100
Additional paid-in capital		11,327
Retained earnings		179,167
Total stockholder's equity		190,594
	$	203,717

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2013

Revenues:		
Commissions	$	595,356
Investment income		(2,370)
Other income		1,000
		593,986
Expenses:		
Commissions		137,035
Occupancy		36,000
Insurance expense		-
Office expense and other		240
Regulatory fees		6,342
Professional fees		7,460
Referral fees		387,500
		574,577
Income before income taxes		19,409
Provision for income taxes		4,057
Net income (loss)	$	15,352

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT JANUARY 1, 2013	$ 100	$ 11,327	$ 163,815	$ 175,242
Net income (loss)	-	-	15,352	15,352
Dividends Paid	-	-	-	-
BALANCE AT DECEMBER 31, 2013	$ 100	$ 11,327	$ 179,167	$ 190,594

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2013

SUBORDINATED BORROWINGS AT JANUARY 1, 2013	$	-
Increases		-
Decreases		-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2013	$	-

The accompanying notes are an integral part of these financial statements.

DESPAIN FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 15,352
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase in cash surrender value of life insurance policy	(660)
(Gain) loss on securities	4,336
Deferred income taxes	(1,900)
(Increase) decrease in:	
Commissions receivable	(2,308)
Increase (decrease) in:	
Accrued commissions payable	225
Accrued income taxes	(3,136)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	11,909
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(65,445)
Proceeds from sale of investments	84,437
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	18,992
NET INCREASE (DECREASE) IN CASH	30,901
CASH AT BEGINNING OF YEAR	58,258
CASH AT END OF YEAR	$ 89,159

The accompanying notes are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

DESPAIN FINANCIAL CORPORATION (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation established October 29, 1986.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a sigle line of business as a broker-dealer, which comprises acting as an agent to facilitate customers' purchases and sales of securities, primarily mutual funds and variable life annuities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Income Taxes

The Company is treated as a C Corporation for federal income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trail commissions are recorded on a cash-basis.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE C – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	*Level 2*	*Total*
ASSETS			
Securities owned:			
EQUITIES	$ 62,630	-	$ 62,630

NOTE D – RELATED PARTIES

The Company is affiliated with DesPain Investment Solutions, Ltd., through common ownership. DesPain Investment Solutions, Ltd. provides investment advice and receives referral fees from the Company. In addition, certain employees of DesPain Investment Solutions, Ltd provide services for the Company free of charge. During 2013, the Company paid DesPain Investment Solutions, Ltd. referral fees of $387,500.

The Company leases its offices from the Company's stockholder. Rent paid for the office space for 2013 amounted to $36,000.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $174,666, which was $169,666 in excess of its required net capital of $5,000. The Company's net capital ratio was .0642 to 1.

NOTE F – RECEIVABLES AND PAYABLES

Amounts receivable and payable at December 31, 2013, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 34,081	$ 10,166

NOTE G – INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Current	$ 5,957
Deferred	(1,900)
Total	$ 4,057

The deferred tax provision results from valuing securities owned at fair value for financial reporting purposes and at book value for tax purposes.

DESPAIN FINANCIAL CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

Net Capital		
Total Stockholder's Equity		$ 190,594
Total stockholder's equity qualified for net capital		190,594
Deductions from Capital		
Securities not considered readily marketable		1,917
Net capital before haircuts on securities positions		188,677
Haircuts on securities:		
Trading and investment securities	9,395	
Undue concentration	3,588	
Money market funds	1,028	14,011
Net Capital		$ 174,666
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued commissions payable		$ 10,166
Total Aggregate Indebtedness		$ 10,166
Basic Net Capital Requirement		
Minimum dollar net capital requirement		$ 5,000
Excess Net Capital		$ 169,666
Percentage of aggregate indebtedness to net capital		6.42%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 184,363
Change in undue concentration deduction		(140)
Audit adjustments for accrued and deferred income taxes		(9,557)
Net capital per above		$ 174,666
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report		$ 10,166
		-
Aggregate indebtedness per above		$ 10,166

DESPAIN FINANCIAL CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

DESPAIN FINANCIAL CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

An exemption to the requirements of Rule 15c3-3 is claimed under the provisions of Rule 15c3(k)(2)(ii), in that all customer monetary and security receipts by the Company are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Saxony Securities, on a fully disclosed basis.

McCoy & Associates, LLC
Certified Public Accountants and Consultants
15 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
DESPAIN FINANCIAL CORPORATION

In planning and performing our audit of the financial statements and supplemental schedules of DESPAIN FINANCIAL CORPORATION as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieved the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in audit of the financial statements of DESPAIN FINANCIAL CORPORATION as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 21, 2014.

> The Company's owner performs all accounting and financial reporting functions. Accordingly, there is not an adequate segregation of duties for authorizing transactions, recording transactions and handling the related assets.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters noted above, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2014

DESPAIN FINANCIAL CORPORATION

Independent Auditors Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended December 31, 2013

McCoy & Associates, LLC

Certified Public Accountants & Consultants

DESPAIN FINANCIAL CORPORATION

Independent Auditors Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended December 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESPAIN FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 WEST MAIN STREET
(No. and Street)

COLLINSVILLE (City) IL (State) 62234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DON DESPAIN 618.344.1809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCCOY & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

15 EMERALD TERRACE (Address) SWANSEA (City) IL (State) 62226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD H. DESPAIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DESPAIN FINANCIAL CORPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H. DesPain
Signature

Pres.
Title

Brittany L. Rossy 2/18/14
Notary Public

OFFICIAL SEAL
BRITTANY L ROSSY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/04/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCoy & Associates, LLC
Certified Public Accountants and Consultants
15 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

INDEPENDENT AUDITOR'S REPORT ON APPLYING APPGEED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
DESPAIN FINANCIAL CORPORATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by DesPain Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating DesPain Financial Corporation's compliance with the applicable instructions of the Schedule of Assessment and Payments. DesPain Financial Corporation's management is responsible for the DesPain Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the year ended December 31, 2013 noting no differences;

2. Compared the amounts reported on the audited financial statements for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McCoy & Associates, LLC

February 21, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037056 FINRA DEC
DESPAIN FINANCIAL CORP 16*16
ATTN: DONALD H DESPAIN
502 W MAIN ST
COLLINSVILLE IL 62234-3055

Rd #177 2-21-14

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 354

B. Less payment made with SIPC-6 filed (**exclude interest**) (177)

7/24/13
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 177

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 177

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 177

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DesPain Financial Corp
(Name of Corporation, Partnership or other organization)

Donald H DesPain
(Authorized Signature)

Pres.
(Title)

Dated the 21 day of Feb, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 593,486
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	446,987
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4336
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1000
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	452323
2d. SIPC Net Operating Revenues	$ 141663
2e. General Assessment @ .0025	$ 354
	(to page 1, line 2.A.)